[LETTERHEAD OILSANDS QUEST INC.]

July 29, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Oilsands Quest Inc. Application For Withdrawal of the Post-Effective Amendment No. 2 filed on July 15, 2010 to the Registration Statement on Form S-1 (File No. 333-162023) (the “Registration Statement”) for filing with an incorrect EDGAR tag

Ladies and Gentlemen:

Oilsands Quest Inc. (the “Registrant”) hereby applies to withdraw the Post Effective Amendment No. 2 filed on July 15, 2010 (the “Amendment No. 2”) to the Registration Statement. The Amendment No. 2 was originally filed with an incorrect EDGAR tag designating the filing as a Pre-Effective Amendment rather than a Post-Effective Amendment to the Registration Statement.  The Registrant has resubmitted its filing as a Post-Effective Amendment to the Registration Statement on Form POS AM.

If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3078.

Sincerely,

OILSANDS QUEST INC.

By:	/s/ Leigh Peters
Name: Leigh Peters
Title: Vice President, Legal

cc:           Doug Brown, U.S. Securities and Exchange Commission
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP